Mail Stop 4561
                                                            CORRECTED

                                                            May 25, 2018


Joseph Jiexian Phua
Chief Executive Officer
M17 Entertainment Limited
13F, No. 2, Sec. 5, Xinyi Road
Xinyi District, Taipei City 110, Taiwan
Republic of China

       Re:    M17 Entertainment Limited
              Registration Statement on Form F-1
              Filed May 11, 2018
              Amendment No. 1 to Registration Statement on Form F-1 Filed May 21, 2018
              File No. 333-224894

Dear Mr. Phua:

       We have reviewed your registration statement and amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your graphical materials suggest that your market opportunity is significantly larger than what is currently available to you. In this regard, we note that they include estimates of the size of both the video entertainment market and pure-play live interactive video streaming market in Developed Asia in 2022. Please clarify that you only operate in the latter market and provide an estimate of your total addressable market that is based on the current year. Further, in your footnote disclosure, state that the Frost & Sullivan report was commissioned by you.
 Joseph Jiexian Phua
M17 Entertainment Limited
May 25, 2018
Page 2

Management

Directors and Executive Officers, page 138

2. We note that Dr. Lai and Mr. Yeung have accepted director appointments that will be effective upon the effectiveness of this registration statement. Please file their written consents as exhibits to the registration statement pursuant to Rule 438 of the Securities
       Act of 1933.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan,
Attorney-Adviser, at (202) 551-3735 or, in his absence, me at (202) 551-3735 with any other questions.

                                                             Sincerely,

                                                             /s/ Stephen
Krikorian for

                                                             Barbara C. Jacobs
                                                             Assistant Director
                                                             Office of
Information
                                                             Technologies and
Services

cc:    David T. Zhang, Esq.
       Benjamin W. James, Esq.
       Kirkland & Ellis International LLP